UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

Schedule 14F-1

INFORMATION STATEMENT
PURSUANT TO SECTION 14(f) OF THE
SECURITIES EXCHANGE ACT OF 1934
AND RULE 14f-1 THEREUNDER

St. Lawrence Seaway Corporation
(Exact name of registrant as specified in its corporate charter)

Commission File No.: 000-02040

Delaware	26-0818050
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

200 Connecticut Avenue, Fifth Floor Norwalk, Connecticut 06854 (Address of principal executive offices)

(203) 853-8700
(Registrant’s telephone number, including area code)

(Former name or former address, if changed since last report)

Approximate Date of Mailing:  February 3, 2011

St. Lawrence Seaway Corporation
200 Connecticut Avenue, Fifth Floor
Norwalk, Connecticut  06854

INFORMATION STATEMENT PURSUANT TO SECTION 14(f)

OF THE SECURITIES EXCHANGE ACT OF 1934 AND RULE 14f-1 THEREUNDER

Schedule 14f-1

You are urged to read this Information Statement carefully and in its entirety.  However, you are not required to take any action in connection with this Information Statement.  References throughout this Information Statement to “St. Lawrence Seaway Corporation,” “Company,” “we,” “us,” and “our” include St. Lawrence Seaway Corporation, a Delaware corporation, and, if the context of such references is subsequent to the effective date of the Merger contemplated by the Agreement and Plan of Merger (defined below), its subsidiaries, Nytis Exploration (USA) Inc., a Delaware corporation and a wholly owned subsidiary of St. Lawrence Seaway Corporation (“Nytis (USA)”), and Nytis Exploration Company LLC. a Delaware limited liability company (“NEC LLC”), a subsidiary of Nytis (USA).

INTRODUCTION

This Information Statement is being furnished pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 14f-1 promulgated thereunder, in connection with an anticipated change in a majority of the membership of our board of directors (the “Board”) as a result of the Merger transaction described below.  The date of this Information Statement is February 3, 2011.

This Information Statement was filed with the Securities and Exchange Commission (the “SEC”) on February 3, 2011 and is being mailed to our stockholders of record as of February 3, 2011.  The mailing date of this Information Statement will be on or about February 3, 2011.

On January 31, 2011, we entered into an Agreement and Plan of Merger with Nytis (USA) (the “Merger Agreement”).  The transactions contemplated by the Merger Agreement are expected to close on February 14, 2011 (the “Closing Date”).  Pursuant to the Merger Agreement, on the Closing Date, we will acquire (through a newly formed, wholly owned subsidiary) all of the issued and outstanding shares of Nytis (USA) from the Nytis (USA) stockholders in exchange for the issuance by us to the Nytis (USA) stockholders of an aggregate of 47,000,003 newly-issued shares of our common stock, $0.01 par value per share, which, upon completion of the transactions contemplated by the Merger Agreement, will constitute 98.9% of St. Lawrence Seaway Corporation’s issued and outstanding common stock (the “Merger”).  All the newly-issued shares will be restricted securities as that term is defined in Rule 144.

Upon consummation of the Merger, Nytis (USA) will become a wholly owned subsidiary of St. Lawrence Seaway Corporation.  The transactions contemplated by the Merger Agreement are intended to be a “tax-free” reorganization pursuant to the provisions of Sections 351 and/or 368 of the Internal Revenue Code of 1986, as amended.

If the closing of the Merger occurs, then there will be a change in our Board and executive officers.  Bernard Zimmerman (Chairman, Chief Executive Officer, President and Principal Financial Officer) and Duane L. Berlin (Secretary), will each resign as officers and along with Edward B. Grier, III and Ronald A. Zlatniski, Messrs. Zimmerman and Berlin will resign as directors effective on the Closing Date which can be no sooner than the 10th day after this Information Statement has been distributed to our stockholders.  Effective as of the Closing Date, the following individuals will be the directors and executive management of St. Lawrence Seaway Corporation:

Name	Age	Position
Patrick R. McDonald	53	Chairman of the Board, Director, President and Chief Executive Officer
Kevin D. Struzeski	51	Chief Financial Officer, Treasurer and Secretary
Bryan H. Lawrence	68	Director
Peter A. Leidel	54	Director
David H. Kennedy	61	Director
Paul G. McDermott	56	Director

No action is required by our stockholders in connection with this Information Statement.  However, Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder require the mailing to our stockholders of the information set forth in this Information Statement at least 10 days prior to the date a change in a majority of our Board occurs (otherwise than at a meeting of our stockholders).

Approval of the Merger by current stockholders is not required under Delaware law, and such approval is not required to be obtained in the Merger Agreement.

WE ARE NOT ASKING YOU FOR A PROXY AND YOU ARE REQUESTED NOT TO SEND US A PROXY.

MERGER TRANSACTION WITH NYTIS (USA)

Pursuant to the terms of the Merger, we will acquire all of the issued and outstanding shares of Nytis (USA) from the Nytis (USA) stockholders, and in exchange, the Nytis (USA) stockholders will be issued an aggregate of 47,000,003 newly issued shares of our common stock, which will constitute 98.9% of our issued and outstanding common stock upon completion of the transactions contemplated by the Merger.  We believe that the issuance of the 47,000,003 restricted shares will be exempt from the registration requirements of section 5 of the Securities Act of 1933, as amended (the “Securities Act”), and applicable provisions of the securities laws of the states wherein current stockholders reside, under section 4(2) of the Act.

Prior to the closing of the Merger, we are a “shell company” (as such term is defined in Rule 12b-2 under the Exchange Act).  As a result of the Merger, through Nytis (USA) and NEC LLC, our operations will be focused on the exploration and production of natural gas and oil in the Appalachian and Illinois Basins of the United States and, therefore, we will no longer be a “shell company.”

VOTING SECURITIES

Our authorized capital stock consists of 48,500,000 shares of common stock, $0.01 par value per share, 510,000 shares of Class A Common Stock, $0.01 par value per share, and 1,000,000 shares of preferred stock, $0.01 par value per share.  After giving effect to the closing of the transactions contemplated by the Merger Agreement, we will have 47,518,739 shares of common stock issued and outstanding and no shares of Class A Common Stock or preferred stock issued and outstanding.  Each share of common stock entitles its holder to one vote per share on all matters submitted to our stockholders for voting.  Holders of common stock do not have cumulative voting rights.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

Pre-Merger

As of February 3, 2011, prior to the closing of the Merger, there are 518,736 shares of common stock outstanding.  The following table sets forth certain information concerning the number of St. Lawrence Seaway Corporation common shares owned beneficially immediately prior to the closing of the Merger by: (i) each person (including any group) known to us to own five percent (5%) or more of any class of St. Lawrence Seaway Corporation’s voting securities, (ii) each of St. Lawrence Seaway Corporation’s directors and executive officers, and (iii) all officers and directors as a group.  Unless otherwise indicated, the stockholders listed possess sole voting and investment power with respect to the common shares shown.

Name and Address of Beneficial Owner	Amount of Beneficial Ownership(1)	Percent of Class(2)	Options and Warrants Exercisable Within 60 Days	Total	Percent of Class - Total

5% Stockholders

Joel M. Greenblatt 100 Jericho Quadrangle Jericho, NY 11753	81,251	15.7%	--	81,251	15.7%

Walter P. Carucci Carr Securities Corp. 14 Vanderventer Ave. Port Washington, NY 11050	32,436(3)	6.3%	--	32,433	6.3%

Name and Address of Beneficial Owner	Amount of Beneficial Ownership	Percent of Class	Options and Warrants Exercisable Within 60 Days	Total	Percent of Class - Total

Executive Officers and Directors

Bernard Zimmerman Chairman of the Board, President and Chief Financial Officer 18 High Meadow Road Weston, CT 06883	75,000(4)	14.5%	250,000(4)(5)	325,000	42.3%

Duane L. Berlin Secretary 200 Connecticut Avenue Norwalk, CT 06854	--	--	--	--	--

Edward B. Grier, III Managing Member, Saratoga Capital, LLC 590 Madison Avenue, 28th Floor New York, NY 10022	--	--	--	--	--

Ronald A. Zlatniski 4206 Cypress Grove Lane Greensboro, NC 27455	12,000(6)	2.3%	--	12,000	2.3%

All directors and executive officers as a group (four persons)	87,000	16.8%	250,000	337,000	43.8%

(1)  Under Rule 13d-3, a beneficial owner of a security includes any person who, directly or indirectly, through any contract, arrangement, understanding, relationship, or otherwise has or shares: (i) voting power, which includes the power to vote, or to direct the voting of shares; and (ii) investment power, which includes the power to dispose or direct the disposition of shares.  Certain shares may be deemed to be beneficially owned by more than one person (if, for example, persons share the power to vote or the power to dispose of the shares).  In addition, shares are deemed to be beneficially owned by a person if the person has the right to acquire the shares (for example, upon exercise of an option) within 60 days of the date as of which the information is provided.  In computing the percentage ownership of any person, the amount of shares outstanding is deemed to include the amount of shares beneficially owned by such person (and only such person) by reason of these acquisition rights.

(2)  Percentages are rounded to the nearest one-tenth of one percent.  The percentage of class is based on 518,736 shares of common stock issued and outstanding immediately prior to the closing of the transactions contemplated by the Merger Agreement on February 14, 2011.

(3)  Includes 32,303 shares owned individually by Mr. Carucci as well as 133 shares owned by Carr Securities Corp.  Mr. Carucci asserts sole power to vote, dispose of and direct the disposition of such shares owned individually and by Carr Securities Corp.

(4)  These shares and warrants are owned by Bernard Zimmerman & Company, Inc. an affiliate of Bernard Zimmerman.

(5)  Mr. Zimmerman is the beneficial owner of a warrant to purchase 250,000 shares of common stock of the Company at an exercise price of $1.00 per share subject to dilution and other provisions, as outlined in the warrant agreement.  Such warrants expire on August 31, 2017

(6)  Mr. Zlatniski disclaims beneficial ownership of 1,000 shares owned by his wife and is not included herein.

Post-Merger

Immediately following the closing of the Merger, there will be 47,518,739 shares of common stock outstanding.  The following table sets forth certain information concerning the number of St. Lawrence Seaway Corporation common shares that will be owned beneficially immediately following the closing of the Merger by: (i) each person (including any group) known to us that will own five percent (5%) or more of any class of St. Lawrence Seaway Corporation’s voting securities, (ii) each of St. Lawrence Seaway Corporation’s post-Merger directors and executive officers, and (iii) all post-Merger officers and directors as a group.  Unless otherwise indicated, the stockholders listed will possess sole voting and investment power with respect to the common shares shown.

Name and Address of Beneficial Owner	Amount of Beneficial Ownership(1)	Percent of Class(2)

5% Stockholders
Yorktown Energy Partners V, L.P. 410 Park Avenue, 19th Floor New York, NY 10022	17,938,309	37.8%
Yorktown Energy Partners VI, L.P. 410 Park Avenue, 19th Floor New York, NY 10022	17,938,309	37.8%
RBCP Energy Fund Investments, LP c/o Cadent Energy Partners, LLC 4 High Ridge Park Suite 303 Stamford, CT 06905	8,153,777	17.2%

Name of Beneficial Owner	Amount of Beneficial Ownership(1)	Percent of Class(2)	Options and Warrants Exercisable Within 60 Days	Total	Percent of Class – Total

Executive Officers and Directors

Bryan H. Lawrence, Director(3)	35,876,618	75.5%	--	35,876,618	75.5%

Peter A. Leidel, Director (4)	35,876,618	75.5%	--	35,876,618	75.5%

Paul G. McDermott, Director (5)	8,153,777	17.2%	32,616	8,186,392	17.2%

David H. Kennedy, Director	163,076	*	73,384	236,460	*

Patrick R. McDonald, Director, President and Chief Executive Officer(6)	1,991,153	4.2%	2,446,133	4,437,286	8.9%

Kevin D. Struzeski, Chief Financial Officer, Treasurer and Secretary	407,689	*	163,076	570,765	1.2%

Mark D. Pierce, General Manager of NEC LLC	40,769	*	--	40,769	*

All directors and executive officers as a group (seven persons) (7)	46,633,082	98.1%	2,715,209	49,348,291	98.2%

______________________

* less than 1%

(1)  Under Rule 13d-3, a beneficial owner of a security includes any person who, directly or indirectly, through any contract, arrangement, understanding, relationship, or otherwise has or shares: (i) voting power, which includes the power to vote, or to direct the voting of shares; and (ii) investment power, which includes the power to dispose or direct the disposition of shares.  Certain shares may be deemed to be beneficially owned by more than one person (if, for example, persons share the power to vote or the power to dispose of the shares).  In addition, shares are deemed to be beneficially owned by a person if the person has the right to acquire the shares (for example, upon exercise of an option) within 60 days of the date as of which the information is provided.  In computing the percentage ownership of any person, the amount of shares outstanding is deemed to include the amount of shares beneficially owned by such person (and only such person) by reason of these acquisition rights.

(2)  Percentages are rounded to the nearest one-tenth of one percent.  The percentage of class is based on 47,518,739 shares of common stock issued and outstanding as of February 14, 2011 upon the closing of the transactions contemplated by the Merger Agreement.

(3)  Includes 17,938,309 shares that will be owned by Yorktown Energy Partners V, LP and 17,938,309 shares that will be owned by Yorktown Energy Partners VI, LP over which Mr. Lawrence and Mr. Leidel have voting and investment power.

(4)  Includes 17,938,309 shares that will be owned by Yorktown Energy Partners V, LP and 17,938,309 shares that will be owned by Yorktown Energy Partners VI, LP over which Mr. Leidel and Mr. Lawrence have voting and investment power.

(5)  Includes 8,153,777 shares that will be owned by RBCP Energy Fund Investments, LP, over which Mr. McDermott has voting and investment power.

(6)  Includes (i) 482,704 shares that will be owned by McDonald Energy, LLC over which Mr. McDonald has voting and investment power,  and (ii) stock purchase warrants that will be held by McDonald Energy, LLC exercisable for 2,446,133 shares of common stock.

(7)  The shares over which both Mr. Lawrence and Mr. Leidel have voting and investment power are not duplicated for purposes of these calculations.

CHANGE OF CONTROL

Pursuant to the Merger, we will acquire from the Nytis (USA) stockholders all of the issued and outstanding shares of Nytis (USA) and, in exchange, issue to them 47,000,003 shares of our common stock which, when issued, will constitute 98.9% of our issued and outstanding common stock upon completion of the transactions contemplated by the Merger Agreement, which will result in a change in control.  As a result of the Merger, Nytis (USA) will become our wholly owned subsidiary.

CHANGES TO THE BOARD OF DIRECTORS AND EXECUTIVE OFFICERS

On the Closing Date, there will be a change in our Board and executive officers.  The current members of our Board, Messrs. Bernard Zimmerman, Duane L. Berlin, Edward B. Grier, III and Ronald A. Zlatniski have agreed to resign as directors effective on the Closing Date, which may be no sooner than the 10th day after the mailing of this Information Statement to our stockholders.  On the Closing Date, all of our current officers and directors will resign.

Officers and Directors prior to the Merger

Name	Age	Positions
Bernard Zimmerman	78	Chairman of the Board, President, Chief Executive Officer, Chief Financial Officer and Director
Duane L. Berlin	52	Secretary and Director
Ronald A. Zlatniski	47	Director
Edward B. Grier, III	53	Director

Bernard Zimmerman, Chairman, President, Chief Executive Officer, Chief Financial Officer and Director

Bernard Zimmerman is the President and majority stockholder of Bernard Zimmerman & Company, Inc., a private merchant banking and financial consulting firm.  Mr. Zimmerman is a Certified Public Accountant and has over 35 years experience in the merger, acquisition and business combination transaction fields.  Since July 2003, Mr. Zimmerman has also served as the President and Chief Executive Officer of FCCC, Inc. a company engaged in seeking mergers, reverse mergers, acquisitions or other business combinations and financial transactions and from July 2004 until September 30, 2009 served as President and Chairman of the Board and as a Director until December 31, 2009 of GVC Venture Corp. a company engaged in similar activities.  Mr. Zimmerman also served as a Director and audit committee and compensation committee chairman of Sbarro, Inc. for more than 20 years until January 2007 when the company was sold.

Duane L. Berlin, Secretary and Director

Duane L. Berlin is the Principal and Managing Attorney of Lev & Berlin, P.C., a Connecticut-based law firm, that represents public and private entities.  Mr. Berlin was also a partner and Managing Director of Westwood Capital Partners, an SEC registered securities broker dealer from 2000 through 2003.  Mr. Berlin serves as a director of no other public entities.

Ronald A. Zlatniski, Director

Ronald A. Zlatniski is a private investor as well as an operational specialist at Franklin Street Partners, a private investment management firm and trust company.   Mr. Zlatniski serves as a director of no other public entities.

Edward B. Grier, III, Director

Edward B. Grier, III has served as a director of the Company since 1993.  Mr. Grier  served as a Limited Partner of Gracie Capital, L.P. from  January 1999 through December 2005 and a limited partner of Gotham Capital, LP from January 1, 1995 through December 31, 1998.  Mr. Grier is currently the Managing Member of Saratoga Capital, LLC. Mr. Grier is a director of no other public entities.

Officers and Directors after the Merger

Upon the closing of the Merger, the following individuals will be named to the Board and executive management of St. Lawrence Seaway Corporation:

Name	Age	Position
Patrick R. McDonald	53	Chairman of the Board, Director, President and Chief Executive Officer
Kevin D. Struzeski	51	Chief Financial Officer, Treasurer and Secretary
Bryan H. Lawrence	68	Director
Peter A. Leidel	54	Director
David H. Kennedy	61	Director
Paul G. McDermott	56	Director
Mark D. Pierce	57	General Manager of NEC LLC, a subsidiary of Nytis (USA)

Patrick R. McDonald  Mr. McDonald has been Chief Executive Officer, President and Director of Nytis (USA) since 2004.  From 1998 to 2003, Mr. McDonald was Chief Executive Officer, President and Director of Carbon Energy Corporation, a publicly traded, AMEX listed oil and gas exploration and production company which in 2003 merged with Evergreen Resources, Inc.  From 1987 to 1997 Mr. McDonald was Chief Executive Officer, President and Director of Interenergy Corporation, a natural gas gathering, processing and marketing company which in December 1997 merged with Kinder Morgan, Inc.  Mr. McDonald was previously an exploration geologist with Texaco International Exploration Company where he was responsible for oil and gas exploration efforts in the Middle East and Far East.  Mr. McDonald serves as a member of the board of directors of Forest Oil Corporation (NYSE:FST) and certain non–public companies involved primarily in the energy industry.  Mr. McDonald is a member of the board of trustees of the Buffalo Bill Historical Center, Cody, Wyoming and of the Trudeau Institute, Saranac Lake, New York.  Mr. McDonald is a Certified Petroleum Geologist and is a member of the American Association of Petroleum Geologists and the Canadian Society of Petroleum Geologists.

Kevin D. Struzeski  is the Chief Financial Officer, Secretary and Treasurer of Nytis (USA).  Mr. Struzeski has held various positions with the Company since 2004 including Secretary, Treasurer and Chief Financial Officer.  From 2003 to 2004, Mr. Struzeski was a director of treasury of Evergreen Resources, Inc., and from 1998 to 2003, he was Chief Financial Officer, Secretary and Treasurer of Carbon Energy Corporation.  Mr. Struzeski was also Chief Financial Officer, Secretary and Treasurer of Carbon Energy Canada Corporation.  Mr. Struzeski served as Accounting Manager for Media One Group from 1997 to 1998 and prior to that was employed as Controller for Interenergy Corporation from 1995 to 1997.  Mr. Struzeski is a Certified Public Accountant.

Bryan H. Lawrence  Mr. Lawrence is a director of Nytis (USA).  Mr. Lawrence is a founder and member of Yorktown Partners LLC which was established in September 1990.  Yorktown Partners LLC is the manager of private equity partnerships that invest in the energy industry.  Mr. Lawrence had been employed at Dillon, Read & Co. Inc. since 1966, serving as a Managing Director until the merger of Dillon Read with SBC Warburg in September 1997.  Mr. Lawrence also serves as a Director of Crosstex Energy, Inc. (NASDAQ-XTEX), Hallador Petroleum Company (OTC-HPCO.OB),  Star Gas Partners, L.P. (NYSE:SGU), Approach Resources, Inc. (NASDAQ: AREX) Winstar Resources Ltd. (TSE-WIX) and certain non-public companies in the energy industry in which the Yorktown partnerships hold equity interests.  Mr. Lawrence served as a director of Carbon Energy Corporation and Interenergy Corporation.

Peter A. Leidel  Mr. Leidel is a director of Nytis (USA).  Mr. Leidel is a founder and member of Yorktown Partners LLC.  Yorktown Partners LLC is the manager of private equity partnerships that invest in the energy industry.  Previously, he was a partner of Dillon, Read & Co. Inc.  He was previously employed in corporate treasury positions at Mobil Corporation and worked for KPMG Peat Marwick and the U.S. Patent and Trademark Office.  Mr. Leidel is a director of certain non-public companies in the energy industry in which the Yorktown partnerships hold equity interests.  Mr. Leidel served as a director of Carbon Energy Corporation and Interenergy Corporation.

David H. Kennedy  Mr. Kennedy is a director of Nytis (USA).  From March 1981 through December 1998, Mr. Kennedy was a managing director of First Reserve Corporation.  Since January 1999, Mr. Kennedy has acted as a consultant to and investor in the energy industry.  He serves as Executive Advisor to Cadent Energy Partners and is a director of Logan Oil Tools.  Mr. Kennedy served as a director of Carbon Energy Corporation prior to its merger with Evergreen Resources, Inc.

Paul G.  McDermott  Mr. McDermott is a director of Nytis (USA).  Mr. McDermott is a managing partner of Cadent Energy Partners, LLC, a private equity firm specializing in the energy industry. He has been involved in the energy business since 1979, primarily as an investor of private equity capital on behalf of institutional investors.  His experience extends through many sectors of the industry including oil and gas exploration and production, oil field services, natural gas transmission, petroleum products distribution and electric power generation and related service companies.  He is currently a director of, Argos Utility Services, Probe Holdings, Torqued Up Energy Services and Logan Oil Tools.

Mark D. Pierce  Mark Pierce is General Manager for NEC LLC.  Mr. Pierce has 30 years of oil and gas experience.  He began his career at Texaco, Inc. and worked 20 years with Ashland Exploration, Inc..  At Ashland Exploration, Inc., he spent 12 years in the production/reservoir engineering area and then moved into the executive level with oversight at various times of marketing, finance, business development, external affairs, operations and land.  His experience includes domestic and international.  Mr. Pierce has a B.S. in Civil Engineering from Rose-Hulman Institute of Technology and has successfully completed Indiana University’s Executive Development Program and Harvard University’s Graduate School of Business Advanced Management Program.  He is a registered Petroleum Engineer in Kentucky, West Virginia and Ohio.

Family Relationships

There are no family relationships between or among any of the current and incoming directors or executive officers.

Involvement in Certain Legal Proceedings

To the knowledge of St. Lawrence Seaway Corporation, no executive officer or director has been involved in the last ten years in any of the following:

•    Any bankruptcy petition filed by or against any business or property of such person, or of which such person was a general partner or executive officer either at the time of the bankruptcy or within two years prior to that time;

•    Any conviction in a criminal proceeding or being subject to a pending criminal proceeding (excluding traffic violations and other minor offenses);

•    Being subject to any order, judgment, or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting his involvement in any type of business, securities or banking activities;

•    Being found by a court of competent jurisdiction (in a civil action), the SEC or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended, or vacated;

•    Being the subject of or a party to any judicial or administrative order, judgment, decree or finding, not subsequently reversed, suspended or vacated relating to an alleged violation of any federal or state securities or commodities law or regulation, or any law or regulation respecting financial institutions or insurance companies, including, but not limited to, a temporary or permanent injunction, order of disgorgement or restitution, civil money penalty or temporary or permanent cease-and-desist order, or removal or prohibition order, or any law or regulation prohibiting mail fraud, wire fraud or fraud in connection with any business entity; or

•    Being the subject of or a party to any sanction or order, not subsequently reversed, suspended or vacated, of any self-regulatory organization (as defined in Section 3(a)(26) of the Exchange Act), any registered entity (as defined in Section 1(a)(29) of the Commodity Exchange Act), or any equivalent exchange, association, entity or organization that has disciplinary authority over its members or persons associated with a member.

CORPORATE GOVERNANCE

Board Meetings; Board Committees and Director Independence

During the most recently completed fiscal year, the Board held meetings on June 4, 2009, August 11, 2009, November 2, 2009, January 5, 2010 (continued on January 20, 2010) and February 4, 2010.

As of this date, St. Lawrence Seaway Corporation’s Board has not appointed a nominating committee, audit committee or compensation committee, or committees performing similar functions and does not have a written nominating, compensation or audit committee charter.  The Board does not believe that it is necessary to have such committees because it believes the functions of such committees can be adequately performed by the Board.  Further, St. Lawrence Seaway Corporation is not a “listed company” under SEC rules and thus is not required to have an audit, compensation or nominating committee.  The functions ordinarily handled by these committees are currently handled by the entire Board.  The Board intends, however, to review the governance structure and institute board committees as necessary and advisable in the future, to facilitate the management of St. Lawrence Seaway Corporation’s business.  Prior to the Merger, Edward B. Grier III was designated as the Board’s designated financial expert.  It is anticipated that as of the Effective Date David H. Kennedy will be designated as the Board’s financial expert.

We are presently evaluating whether any of the current or incoming directors is considered “independent” as the term is used in Item 407(a) of Regulation S-K promulgated under the Securities Act.  We are not currently subject to any law, rule or regulation, however, requiring that all or any portion of our Board include “independent” directors.

We do not have any defined policy or procedure requirements for stockholders to submit recommendations or nominations for directors.  We believe that, given the early stages of our development and our present status as a shell company, a specific nominating policy would be premature and of little assistance until our business operations develop to a more advanced level.  We do not currently have any specific or minimum criteria for the election of nominees to the Board and we do not have any specific process or procedure for evaluating such nominees.  Our Board assesses all candidates, whether submitted by management or stockholders, and makes recommendations for election or appointment.

At such time as the Company is listed on a U.S. national securities exchange (Amex, Nasdaq, or the NYSE, for examples), we intend to appoint such persons and form such committees as are required to meet the applicable corporate governance requirements.  Therefore, we intend that a majority of our directors eventually will be independent directors and at least one of our new independent directors will qualify as an “audit committee financial expert.”  Additionally, we will adopt charters relative to each such committee.

A stockholder who wishes to communicate with our Board may do so by directing a written request addressed to our Chief Executive Officer at the address appearing on the face page of this Information Statement.  Also see “Stockholder Communications with Directors” below concerning how to contact our Board depending on whether the communication is pre Merger or post-Merger.  We do not have a policy regarding the attendance of board members at the annual meeting of stockholders.

BOARD LEADERSHIP AND ROLE IN RISK OVERSIGHT

Our Board recognizes that the leadership structure and combination or separation of the Chief Executive Officer and Chairman roles is driven by the needs of the Company at any point in time.  Prior to the effectiveness of the Merger, the Company has had no recent active operations, and thus, such separation of function has not been considered necessary by our Board.  No policy currently exists requiring combination or separation of leadership roles and our governing documents do not mandate a particular structure.  This has allowed our Board the flexibility to establish the most appropriate structure for the Company at any given time.

Our Board is responsible for overseeing the overall risk management process at the Company.  Risk management is considered a strategic activity within the Company and responsibility for managing risk rests with executive management while the Board participates in the oversight of the process.  The oversight responsibility of our Board is enabled by management reporting processes that are designed to provide visibility to the Board about the identification, assessment, and management of critical risks.  These areas of focus include strategic, operational, financial and reporting, succession and compensation, compliance, and other risks.

COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

Compensation Discussion and Analysis

Compensation Before the Merger

Prior to the closing of the Merger, we are a “blank check” shell company.  The officers and directors of St. Lawrence Seaway Corporation did not receive any compensation or perquisites for serving in such capacities.

Compensation After the Merger

Following the closing of the Merger, we intend to adopt a new compensation program which is described below.

What are the objectives of our new compensation program?

Our compensation program will be administered by a Compensation Committee of the Board of Directors, to be established after closing the Merger. The objectives of the program will be to keep compensation consistent with the Company’s strategic business and financial objectives and competitive within the oil and gas industry and to enable us to attract, motivate, and retain executive personnel as the Compensation Committee deems necessary to maximize return to stockholders.

What is the compensation program designed to reward?

Ultimately, the compensation program will be designed to encourage behavior and performance among key employees, including executive officers, that the Compensation Committee believes are in the best interest of our stockholders.  It is our intent that the incentive portion of the compensation program be designed to reward positive annual performance with respect to some key industry metrics.

The program will be structured to provide each key employee and executive officer with a competitive income, to incentivize outstanding individual performance, to create meaningful incentive for this group of employees to remain employed with us and not be unreasonably susceptible to recruiting efforts by our competitors, and to align the interests of this group of employees with those of our stockholders.

What is each element of compensation?

The compensation program will consist of three primary components: an annual base salary, an annual incentive bonus, and long-term incentive awards.  Historically, Nytis (USA) has periodically granted longer-term stock options and restricted stock awards and after the Merger, we intend to continue this practice.  Further, it is anticipated that all of our employees will participate in our 401(k) Plan.

Why do we choose to pay each element?

The purpose of base salary is to create cash compensation for key employees and executive officers that is competitive in the industry and will enable us to attract, motivate, and retain capable executives. We choose to pay annual incentive bonuses to ensure focus on and reward the achievement of key objectives because we believe that the satisfaction of the Company’s goals furthers the interests of our stockholders. The purpose of long-term incentives (i.e., restricted stock and stock options) has been to reward individual performance, align the executive officers’ compensation with their contribution to our success in creating stockholder value, tie their long-term economic interest directly to those of our stockholders, and provide a retentive effect on the executive officers.  Restricted stock and stock options also allow executive officers to have equity ownership and to share in the appreciation in the value of our stock over time.  Our 401(k) Plan will be designed to encourage all employees, including the named executive officers, to save for the future.

How will we determine the amount for each element?

Base Salary.  The Compensation Committee will review the base salaries of our executive officers on roughly an annual basis.  When considering the adjustments to the base salaries of executive officers, the Compensation Committee will review and discuss data on salaries in the oil and gas industry, with specific focus on salaries among our peer group of companies (as such are determined by the Compensation Committee).  The Compensation Committee may choose to engage an outside professional to assist it in such review and to provide advice regarding the compensation of our executive officers.

After implementation of this proposed compensation program, we anticipate that the full Board, in executive session at each of its regularly scheduled meetings, will review and discuss the performance of our entire senior management team.

Annual Incentive Bonus. Annual incentive bonuses are expected to be awarded under the terms of an annual incentive plan, which we anticipate will be adopted by the Compensation Committee.  If adopted, the plan will be evaluated each year and will be designed to meet the following objectives:

•	provide an annual incentive plan framework that is performance-driven and focused on objectives critical to our success in that year;
•	offer competitive cash compensation opportunities; and
•	incentivize and reward outstanding achievement.

Special Bonuses.  The Compensation Committee may also choose to award special bonuses for outstanding achievement.

Long-Term Incentive Awards.  It is expected that the Compensation Committee will also make long-term equity incentive awards to the executive officers (and authorized awards to others).  The equity awards will be based on the executive officers’ performance during the prior year.

Retirement Plans.  Our 401(k) Plan will be designed to encourage employees, including the executive officers, to save for the future. This compensation program generally will not be linked to Company  performance.  The 401(k) Plan will provide employees with the opportunity to contribute certain eligible earnings on a pre-tax basis to an account investing in various investment options.  We intend to match employee contributions up to 6% of an employee's total eligible compensation, with our contributions vesting immediately.  In addition, the Company will have the option to make a non-elective contribution to the 401(k) Plan, although it is not required to do so.

We do not anticipate maintaining an active defined benefits program.

Other Benefits.  In addition to the components described above, we will also provide additional benefits to our employees, including our executive officers.  These benefits are expected to include participation in plans such as medical and dental plans, group term life and accidental death and dismemberment insurance plans, and short-term and long-term disability plans.

How will each compensation element and our decisions regarding that element fit into our overall compensation objectives and affect decisions regarding other elements?

The Compensation Committee will consider each element of the compensation program and, when making decisions regarding specific elements, take into account how that element fits into our overall compensation objectives. The Committee will also consider how that element is affected by the other elements in the program.

Summary Compensation Table

Incoming Executive Officers

The following table sets forth information relating to compensation awarded to, earned by or paid to our incoming Chairman, President and Chief Executive Officer and our incoming Chief Financial Officer, Treasurer and Secretary by Nytis (USA) and the two highest paid employees of NEC LLC, a subsidiary of Nytis (USA), whose total compensation exceeded $100,000 during the fiscal year ended December 31, 2010, for all services rendered in all capacities during the years ended December 31, 2010 and 2009, respectively.1

______________________

1 During the years set forth in the table, Mr. McDonald and Mr. Struzeski were employees of Nytis Exploration Company (“Nytis Exploration”) and provided service to Nytis (USA) pursuant to an agreement between Nytis Exploration and Nytis (USA).  Under this agreement, Nytis (USA) funded, by way of full reimbursement to Nytis Exploration, the cash compensation paid to Mr. McDonald and Mr. Struzeski for services provided to Nytis (USA).  Accordingly, the amounts set forth in the “salary,” “bonus” and “all other compensation” columns in the table reflect only the amounts of such compensation allocated and paid to Mr. McDonald and Mr. Struzeski, by Nytis (USA).  For the years ended December 31, 2010 and 2009, Nytis (USA)’s portion of Mr. McDonald’s compensation was approximately 67% and 66% of his total compensation, respectively; Nytis (USA)’s portion of Mr. Struzeski’s compensation during such years was approximately 62% and 61% of his total compensation, respectively.  These percentages reflect the amount of time these persons spent in service to Nytis (USA).  Although Nytis Exploration and Nytis (USA) have substantially the same stockholders, and Messrs. McDonald and Struzeski are officers of both companies, these companies do not compete for business; as provided in their respective Certificates of Incorporation, Nytis Exploration may not operate in the United States, and Nytis (USA) operates exclusively in the United States.

All stock awards reflect only stock awards made by Nytis (USA) to such persons.

Prior to the Closing of the Merger, all of the persons providing services to Nytis (USA) were employees of Nytis Exploration or NEC.  We anticipate that following the Closing of the Merger, the persons formerly employed by Nytis Exploration, including Mr. McDonald and Mr. Struzeski, will become employees of St. Lawrence Seaway Corporation or of Nytis (USA).  However, the Company will allow these persons, including Mr. McDonald and Mr. Struzeski, to continue to provide services to Nytis Exploration; the Company will be reimbursed for a pro rata portion of the costs associated with such persons’ service to Nytis Exploration.

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)(1)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	Nonqualified Deferred Compensation ($)	All Other Compensation ($)(2)	Total ($)
Patrick R. McDonald Chairman, President and Chief Executive Officer	2010 2009	205,774 194,563	90,450 66,000		-- --	-- --	-- --	66,008 41,936	362,232 302,499

Kevin D. Struzeski Chief Financial Officer, Treasurer and Secretary	2010 2009	116,631 111,198	52,700 30,500		-- --	-- --	-- --	37,198 26,257	206,529 167,955

Mark D. Pierce General Manager Of NEC LLC	2010 2009	169,804 151,931	99,360 15,000		-- --	-- --	-- --	18,421 19,022	287,585 185,953

Richard Finucane Chief Engineer Of NEC LLC	2010 2009	148,681 149,616	72,500 10,000		-- --	-- --	-- --	17,618 13,840	238,799 173,456

(1)
In 2009, (a) Mr. McDonald and Mr. Struzeski were each awarded 75 shares of Nytis (USA) restricted stock (which each will exchange for 122,307 shares of St. Lawrence Seaway Corporation common stock pursuant to the Merger Agreement) and (b) Mr. Pierce was awarded 25 shares of Nytis (USA) restricted stock (which he will exchange for 40,769 shares of St. Lawrence Seaway Corporation common stock pursuant to the Merger Agreement).  The final measurement of compensation cost will be based on the number of shares that ultimately vest using the market price of the shares at the date of vesting.  For the years ended December 31, 2010 and 2009, Nytis (USA) estimated that none of these shares of restricted stock would vest.

(2)
All Other Compensation in 2010 was comprised of (i) unused vacation, (ii) contributions made by Nytis (USA) to its 401(k) plan, (iii) premiums paid on life insurance policy on such employee’s life, and (iv) other taxable fringe benefits.

Grants of Plan-Based Awards in Fiscal 2010

There were no option or other equity grants in 2010.

Outstanding Equity Awards at 2010 Fiscal Year End

The following table reflects the outstanding equity awards as of December 31, 2010.  Each of the following awards were made by Nytis (USA) prior to the Merger and will be assumed by St. Lawrence Seaway Corporation as part of the Merger.  The number of shares in the following table, as well as the option exercise price, reflect the exchange ratio of Nytis (USA) shares for St. Lawrence Seaway Corporation shares in the Merger.

OPTION PLAN AWARDS

Award Recipient	Option for # of Shares	# Vested	Option Price per Share	Date Granted	Expiration

Kevin Struzeski (Officer)	163,076	163,076	$0.61	3/16/2006	1/1/2016

David H. Kennedy (Director)	40,769 32,615	40,769 32,615	$0.61 $0.71	5/20/2005 1/1/2008	5/20/2015 1/1/2018

Harry A. Trueblood, Jr.	40,769 32,615	40,769 32,615	$0.61 $0.71	5/20/2005 1/1/2008	5/20/2015 1/1/2018

Paul G. McDermott (Director)	32,615	32,615	$0.71	1/1/2008	1/1/2018
	342,459	342,459

Option Exercises and Stock Vested in Fiscal 2010

There were no option exercises or stock vested in 2010.

Nonqualified Defined Contribution and Other Nonqualified Deferred Compensation Plans

There were no nonqualified defined contribution or other nonqualified deferred compensation plans in effect in 2010.

Employment Contracts and Termination of Employment and Change-in-Control Arrangements

Through December 31, 2010, St. Lawrence Seaway Corporation had no, and through the period ending on the Closing Date, St. Lawrence Seaway Corporation is not expected to have any employment contracts, compensatory plans or arrangements, including payments to be received from us, with respect to any director or executive officer of St. Lawrence Seaway Corporation which would in any way result in payments to any such person because of his or her resignation, retirement or other termination of employment with St. Lawrence Seaway Corporation or any subsidiary, any change in control of St. Lawrence Seaway Corporation, or a change in the person’s responsibilities following a change in control of St. Lawrence Seaway Corporation.

Following the closing of the Merger, St. Lawrence Seaway Corporation will employ (i) Patrick R. McDonald as its Chairman, President and Chief Executive Officer and (ii) Kevin D. Struzeski as its Chief Financial Officer, Treasurer and Secretary pursuant to written employment agreements.

The agreement with Patrick R. McDonald will allow for the termination of Mr. McDonald’s employment upon 90 days written notice (the date of expiration of such notice to be the “Termination Date”).  In the event of the termination of Mr. McDonald’s employment, Mr. McDonald is to receive (a) on the Termination Date, a lump sum of money equal to 150% of Mr. McDonald’s “Compensation,” defined as the arithmetic average of Mr. McDonald’s annual base salary, bonus and other cash compensation for each of the three years prior to the Termination and (b) for a period of 24 months from the Termination Date, his medical, dental, disability and life insurance coverage at the same levels of coverage as in effect immediately prior to the Termination Date.

In the event of a change in control of the Company supported by Mr. McDonald, he is to receive 200% of the Compensation (as defined above).  In the event of a change in control not supported by Mr. McDonald, he is entitled to receive 300% of the Compensation (as defined above).

The agreement with Kevin D. Struzeski will allow for the termination of Mr. Struzeski’s employment upon 90 days written notice (the date of expiration of such notice to be the “Termination Date”).  In the event of the termination of Mr. Struzeski’s employment, Mr. Struzeski is to receive on the Termination Date : (a) a lump sum of money equal to 100% of Mr. Struzeski’s then base salary, less required statutory deductions; and (b) a lump sum equal to the cost to provide benefits for a period of 12 months from the Termination Date at the same levels of coverage as in effect immediately prior to the Termination Date.

In the event of a change in control of the Company, Mr. Struzeski is entitled to receive a sum of money equal to: (a) 200% of his base salary, bonus and other cash compensation and incentive compensation; and (b) 100% of the annual cost to the Company of the benefits provided to Mr. Struzeski.

Mark D. Pierce is employed as the General Manager of NEC pursuant to an employment agreement dated May 9, 2005.  Pursuant to such employment agreement Mr. Pierce may be terminated by NEC upon 90 days written notice (the date of expiration of such notice, the “Termination Date”).  In the event of the termination of Mr. Pierce’s employment, Mr. Pierce is to receive on the Termination Date : (a) a lump sum of money equal to 100% of Mr. Pierce’s then base salary, less required statutory deductions; and (b) a lump sum equal to the cost to provide benefits for a period of 12 months from the Termination Date at the same levels of coverage as in effect immediately prior to the Termination Date.

Richard Finucane, is employed as the Chief Engineer of NEC pursuant to an employment agreement dated May 9, 2005.  Pursuant to such employment agreement Mr. Finucane may be terminated by NEC upon 90 days written notice (the date of expiration of such notice, the “Termination Date”).  In the event of the termination of Mr. Finucane’s employment, Mr. Finucane is to receive on the Termination Date : (a) a lump sum of money equal to 100% of Mr. Finucane’s then base salary, less required statutory deductions; and (b) a lump sum equal to the cost to provide benefits for a period of 12 months from the Termination Date at the same levels of coverage as in effect immediately prior to the Termination Date.

Compensation of Directors

We do not currently have an established policy to provide compensation to members of our Board for their services in that capacity.  We intend to develop such a policy in the near future.

Equity Compensation Plans

Currently, we intend to adopt a stock option plan, restricted stock plan and/or other equity compensation plan for the benefit of directors, officers, employees and other eligible participants.  If a determination is made to implement any such plans, they will be submitted to stockholders for their consideration, at which time stockholders would be provided with detailed information regarding such plan(s).  If approved, and awards are granted, they will likely have a dilutive effect on St. Lawrence Seaway Corporation’s stockholders as well as affect St. Lawrence Seaway Corporation’s net income and stockholders’ equity, although the actual results cannot be determined until after any such plans are implemented.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Offices and Facilities Prior to the Merger

Prior to the Merger, St. Lawrence Seaway Corporation leased office space and office services on a month-to-month arrangement at a cost of $500 per month from its law firm, a principal of which is Duane L. Berlin, a Director and Secretary of St. Lawrence Seaway Corporation prior to the Effective Date.

Merger

At the effective time of the Merger, Nytis (USA) will become a wholly owned subsidiary of St. Lawrence Seaway Corporation and 100% of the issued and outstanding securities of Nytis (USA) will be exchanged for securities of St. Lawrence Seaway Corporation.  An aggregate of 47,000,003 shares of common stock will be issued to the Nytis (USA) stockholders.  As of the close of the Merger, the Nytis (USA) stockholders will own 98.9% of the issued and outstanding stock of St. Lawrence Seaway Corporation.  On the Closing Date, Patrick R. McDonald will be appointed Chairman of the Board of Directors, President and Chief Executive Officer and Kevin D. Struzeski will be appointed Chief Financial Officer, Treasurer and Secretary.  Bernard Zimmerman and Duane L. Berlin will resign as officers effective as of the closing and Messrs. Zimmerman, Berlin, Zlatniski and Grier will all resign as directors of St. Lawrence Seaway Corporation effective on the Effective Date.

Loans from and Amounts due to Related Parties – Post-Merger

From time to time, Nytis Exploration, a company whose board members and stockholders are substantially the same as Nytis (USA), has advanced funds to Nytis (USA).  Nytis (USA) is undertaking to repay these advances and expects to have accomplished this by the end of December of 2011, though such repayment on that date cannot be guaranteed.  As of September 30, 2010, the outstanding aggregate balance of the advances was approximately $3.1 million.

Guarantees – Post-Merger

NEC LLC, a subsidiary of Nytis (USA), has a $50.0 million credit facility (the “Credit Facility”) with Bank of Oklahoma.  The Credit Facility, which is guaranteed by Nytis (USA), will mature in May 2012.  The availability of funds under the Credit Facility is governed by a borrowing base (the “Borrowing Base”), which is currently at $8.0 million.  The determination of the Borrowing Base is made by the lenders in their sole discretion, on a semi-annual basis, taking into consideration the estimated value of NEC LLC’s natural gas properties in accordance with the lenders’ customary practices for natural gas loans. The available borrowing amount under the Credit Facility could increase or decrease based on such redetermination. The next redetermination of the Borrowing Base is expected to occur in May 2011.  In addition to the semi-annual redeterminations, NEC LLC and the lender each have discretion at any time, but not more often than once during a calendar year, to have the Borrowing Base redetermined.

The Credit Facility has variable interest rates based upon the ratio of outstanding debt to the Borrowing Base.  Interest rates are based on either an “Alternative Base Rate” or the London Interbank Offered Rate (“LIBOR”).  The portion of the loan based on an Alternate Base Rate is determined by the rate per annum equal to 1.5% plus the greatest of the following: (a) the Federal Funds Rate for such day plus one-half of one percentage point, (b) the Prime Rate for such day or (c) LIBOR for a one-month LIBOR Interest Period plus one percentage point.  The portion based on LIBOR is determined by the rate per annum equal to LIBOR plus between 2.5% and LIBOR plus 3.25% for each LIBOR tranche.  For all debt outstanding regardless if the loan is based on an Alternative Base Rate or LIBOR, there is a minimum interest rate floor of 4.5% per annum.

The Credit Facility includes terms and covenants that place limitations on certain types of activities, including restrictions or requirements with respect to additional debt, liens, asset sales, hedging activities, investments, dividends, mergers, and acquisitions, and also include financial covenants.  If NEC LLC were to fail to perform its obligations under these covenants or other covenants and obligations, it could cause an event of default and the Credit Facility could be terminated and amounts outstanding could be declared immediately due and payable by the lenders, subject to notice and, in certain cases, cure periods.  Such events of default include non-payment, breach of warranty, non-performance of financial covenants, default on other indebtedness, certain adverse judgments, change of control, and a failure of the liens securing the Credit Facility.  In addition, bankruptcy and insolvency events with respect to Nytis (USA) or certain of its subsidiaries will result in an automatic acceleration of the indebtedness under the Credit Facility.

Under the Credit Facility, NEC LLC is required to mortgage and grant a security interest in 80% of the present value of its proved natural gas properties.  Under certain circumstances, NEC LLC could be obligated to pledge additional assets as collateral.

Of the $50.0 million total nominal amount under the Credit Facility, Bank of Oklahoma held 100% of the total commitments.

Policy for Approval of Related Party Transactions

We do not currently have a formal related party approval policy for review and approval of transactions required to be disclosed pursuant to Item 404(a) of Regulation S-K, but will adopt a policy following the closing of the Merger.

INDEMNIFICATION OF DIRECTORS AND OFFICERS

We have the authority under the Delaware General Corporation Law to indemnify our directors and officers to the extent provided for in such statute.  Set forth below is a discussion of Delaware law regarding indemnification that we believe discloses the material aspects of such law on this subject.  The Delaware law provides, in part, that a corporation may indemnify a director or officer or other person who was, is or is threatened to be made a named defendant or respondent in a proceeding because such person is or was a director, officer, employee or agent of the corporation, if it is determined that such person:

•     conducted himself in good faith;

•     reasonably believed, in the case of conduct in his official capacity as a director or officer of the corporation, that his conduct was in the corporation’s best interest and, in all other cases, that his conduct was at least not opposed to the corporation’s best interests; and

•     in the case of any criminal proceeding, had no reasonable cause to believe that his conduct was unlawful

A corporation may indemnify a person under the Delaware law against judgments, penalties, including excise and similar taxes, fines, settlement, and unreasonable expenses actually incurred by the person in connection with the proceeding.  If the person is found liable to the corporation or is found liable on the basis that personal benefit was improperly received by the person, the indemnification is limited to reasonable expenses actually incurred by the person in connection with the proceeding, and shall not be made in respect of any proceeding in which the person shall have been found liable for willful or intentional misconduct in the performance of his duty to the corporation.  The corporation may also pay or reimburse expenses incurred by a person in connection with his appearance as a witness or other participation in a proceeding at a time when he is not a named defendant or respondent in the proceeding.

Our Certificate of Incorporation provides that none of our directors shall be personally liable to us or our stockholders for monetary damages for breach of a fiduciary duty as a director, except for: (a) a breach of the directors’ duty of loyalty to us or our stockholders; (b) an act or omission not in good faith that constitutes a breach of duty of the director to us or an act or omission that involves intentional misconduct or a knowing violation of the law; (c) for violations of Section 174 of the Delaware General Corporation Law; or (d) a transaction from which the director received an improper benefit, whether or not the benefit resulted from an action taken within the scope of the director’s office.  Limitations on liability provided for in our Certificate of Incorporation do not restrict the availability of non-monetary remedies and do not affect a director’s responsibility under any other law, such as the federal securities laws or state or federal environmental laws.

We believe that these provisions will assist us in attracting and retaining qualified individuals to serve as executive officers and directors.  The inclusion of these provisions in our Certificate of Incorporation may have the effect of reducing a likelihood of derivative litigation against our directors and may discourage or deter stockholders or management from bringing a lawsuit against directors for breach of their duty of care, even though such an action, if successful, might otherwise have benefitted us or our stockholders.

Our Bylaws provide that we will indemnify our directors to the fullest extent provided by the Delaware General Corporation Law and we may, if and to the extent authorized by our Board, so indemnify our officers and other persons whom we have the power to indemnify against liability, reasonable expense or other matters.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Exchange Act requires our directors and executive officers, and persons who beneficially own more than 10% of a registered class of our equity securities, to file reports of beneficial ownership and changes in beneficial ownership of our securities with the SEC on Forms 3 (Initial Statement of Beneficial Ownership), 4 (Statement of Changes of Beneficial Ownership of Securities) and 5 (Annual Statement of Beneficial Ownership of Securities).  Directors, executive officers and beneficial owners of more than 10% of our common stock are required by SEC regulations to furnish us with copies of all Section 16(a) forms that they file.  Except as otherwise set forth herein, based solely on our review of the copies of such forms furnished to us, or written representations that no reports were required, we believe that for the fiscal year ended December 31, 2010, our executive officers, directors and greater than 10% stockholders were in compliance with the reporting requirements of Section 16(a) under the Exchange Act.

STOCKHOLDER COMMUNICATIONS WITH DIRECTORS

Stockholders who want to communicate with our Board or any individual director prior to the closing of the Merger, can write to:

St. Lawrence Seaway Corporation
Attention: Chief Executive Officer
200 Connecticut Avenue,
Fifth Floor
Norwalk, Connecticut  06854

Stockholders who want to communicate with our Board or any individual director after the closing of the Merger, can write to:

St. Lawrence Seaway Corporation
Attention: Chief Executive Officer
1700 Broadway, Suite 2020
Denver, Colorado  80290

Your letter should indicate that you are a stockholder of St. Lawrence Seaway Corporation.  Depending on the subject matter, management will:

•	Forward the communication to the Director or Directors to whom it is addressed;

•	Attempt to handle the inquiry directly; or

•	Not forward the communication if it is primarily commercial in nature or if it relates to an improper or irrelevant topic.

At each Board meeting, a member of management will present a summary of all communications received since the last meeting that were not forwarded and make those communications available to the Directors upon request.

WHERE YOU CAN FIND MORE INFORMATION

We file reports with the SEC, including annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K.  Accordingly, when the Merger closes we will file a current report on Form 8-K within the time period required by Commission Rule.  You may read and copy materials we file with the SEC at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C.  20549.  You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330.  The SEC maintains an Internet website that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC at http://www.sec.gov.

NO STOCKHOLDER ACTION REQUIRED

This Information Statement is being provided for informational purposes only, and does not relate to any meeting of stockholders.  Neither applicable securities laws, nor the corporate laws of the State of Delaware require further approval of the transactions contemplated by the Merger.  No vote or other action is being requested of you.  This Information Statement is provided for informational purposes only.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Company has duly caused this information statement on Schedule 14f-1 to be signed on its behalf by the undersigned hereunto duly authorized.

Dated:  February 3, 2011

St. Lawrence Seaway Corporation

By:
Name: Bernard Zimmerman
Title: President